Exhibit 11


                     GENERAL MILLS, INC.
              COMPUTATION OF EARNINGS PER SHARE


                                                  Twenty-Six Weeks Ended
                                                November 28,  November 29,
                                                   1993          1992

Net Earnings, in millions                       $   306.5     $   297.7



Computation of Shares:

 Weighted average number of shares outstanding,
  excluding shares held in treasury (a)        159,486,662*  163,711,307

 Shares resulting from the assumed exercise of
  certain stock options (b)                      2,602,331*    3,582,929*

 Shares potentially issuable under
  compensation plans                                41,106*       42,717*

 Total common shares and common share
  equivalents                                   162,130,099   167,336,953

Earnings per Share                               $    1.92     $    1.82





Notes to Exhibit 11:

(a) Beginning balance of common stock is adjusted for changes in amount outstanding, weighted by the elapsed portion of the period during which the shares were outstanding.

(b) Common share equivalents are computed by the "treasury stock" method. Share amounts represent the dilutive effect of outstanding stock options which have an option price below the average market price of our stock for the period concerned.

 * Common share equivalents are not material. As a result, earnings per share have been computed using the weighted average number of shares outstanding of 159,486,662 and 163,711,307 for the first six months of fiscal 1994 and 1993, respectively.